October 19, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Mark P. Shuman, Barbara C. Jacobs, Maryse Mills-

Apenteng, Brad Skinner and Marc Thomas

Re:	Worldspan, L.P. and WS Financing Corp.
Amendment No. 3 to the Registration Statement on Form S-4
File No. 333-124508

Gentlemen and Ladies:

On behalf of Worldspan, L.P. (“Worldspan”) and WS Financing Corp. (“WS Financing,” and WS Financing together with Worldspan, the “Issuers”) we respond to the oral comment conveyed by Marc Thomas to the undersigned in a telephone conversation held on October 11, 2005, which comment was made in connection with the Issuers’ Registration Statement on Form S-4 (Registration No. 333-124508).  For your convenience, a written version of the comment as relayed to us is included in this letter, and is followed by our response.

SEC Oral Comment

Given the recent bankruptcy filings of Delta and Northwest, is Worldspan going to record an allowance for outstanding receivables from these airlines?  If not, why not?  If so, how will Worldspan determine the amount of the allowance?

As we discussed in our telephone conversation with Brad Skinner on October 17, 2005, in connection with Worldspan’s Form 10-Q for the quarter ended September 30, 2005, Worldspan is currently analyzing whether any adjustment to the financial statements should occur in the third quarter due to the recent bankruptcy filings by Delta and Northwest.  As of the date of this letter, that analysis continues, and Worldspan has not yet made a determination as to whether an adjustment would be appropriate.  The amounts currently under review for a possible adjustment relate to transactions that originated in the third quarter of 2005.  As a result, any adjustment would only be reflected in the financial statements as of and for the quarter ended September 30, 2005, which will be included in Worldspan’s Form 10-Q for such quarter.  Worldspan does not believe that any adjustment is necessary to the amounts recorded in its financial statements as of and for the period ended June 30, 2005, which are the financial statements that are included in the Issuers’ Form S-4.  This belief is supported by the fact that as of June 30, 2005, Worldspan had approximately $35.9 million in outstanding receivables under its two main commercial agreements with Delta and Northwest, and these amounts were 99% paid as of the date of this letter.  In addition, Worldspan is not aware that any preference claims have been made with respect to Worldspan by any person that could require Worldspan to return all or some portion of the cash payments received from June 17, 2005 through September 14, 2005 (the date of both bankruptcy filings).  Worldspan will publicly disclose its conclusion regarding the accounting for these third quarter transactions after that determination has been made at the time that its Form 10-Q for such quarter is filed.  The final conclusion will be based on all facts known to Worldspan at the time of its Form 10-Q filing.  Given the early stage of the Delta and Northwest bankruptcies, it is possible that additional facts will become known through the bankruptcy proceedings or from the airlines prior to the filing of the Form 10-Q that could significantly change the accounting for the third quarter transactions.  Therefore, the Issuers intend to request that the S-4 be declared effective before the determination as to the necessity of any adjustment is finally made.

On September 30, 2005, the Issuers filed Amendment No. 3 to Form S-4 (“Amendment No. 3”), which disclosed the amount of billed and unbilled accounts receivable under Worldspan’s two principal commercial agreements with Delta and Northwest at the time of their bankruptcy filings, together with the amount of pre-petition accounts receivable paid to date and the current pre-petition amounts due from these airlines.  Worldspan believes that the information contained in Amendment No. 3 remains accurate with the exception of the amounts due to Worldspan as of the time of the bankruptcy filings (which are being updated to reflect the actual billings for September 2005), and is not aware of any other material information that could be disclosed in the Form S-4 regarding this matter. Worldspan has completed its billings for September and will amend its Form S-4 to disclose the amounts due from Delta and Northwest based on the actual pre-petition balances as follows:

	Delta	Northwest

Estimated amount in Amendment No. 3	$21.7	$18.8

Revised amount	$22.8	$20.6

For the period from June 17, 2005 to September 14, 2005, Worldspan has received approximately $37.3 million from Delta and approximately $27.0 million from Northwest under Worldspan’s two principal commercial agreements.  In addition, Worldspan received payments from Delta and Northwest related to the Greek tax matter discussed in Amendment No. 3 of  approximately $155,000 and $652,000, respectively.  These payments were made in the ordinary course of business and in accordance with the applicable contract terms.  To date, Worldspan is not aware that any preference claims have been made with respect to Worldspan by any person.  Given all of the facts and circumstances and its knowledge to date, Worldspan does not believe that the public disclosure of this information in its Form S-4 or otherwise constitutes information that would be material to its investors.

If you have any questions, please feel free to contact R. Craig Smith at 215.994.2769 or the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stephen M. Leitzell

Stephen M. Leitzell

cc:	Jeffrey C. Smith, Esquire
R. Craig Smith, Esquire